

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

<u>**Via U.S. mail and facsimile (609) 860-0357**</u>

Mr. Randolph Gress
Chief Executive Officer
Innophos Holdings, Inc.
259 Prospect Plains Road
Cranbury, New Jersey 08512

   RE: Innophos Holdings, Inc.
     Form 10-K for the fiscal year ended December 31, 2009
     Filed March 8, 2010
     Definitive Proxy Statement on Schedule 14A
     Filed April 29, 2010
     File No. 001-33124

Dear Mr. Gress:

   We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Pamela Long
         Assistant Director